EXHIBIT A

                         JOSEPH LITTLEJOHN & LEVY, INC.
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017

                                 April 18, 2000

Board of Directors
Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, MI  48167

Gentlemen:

            Reference is made to our letter dated January 9, 2000 pursuant to which Joseph Littlejohn & Levy Fund II, L.P., on behalf of the holders of in excess of 75% of the outstanding common stock of Hayes Lemmerz International, Inc. (the "Company"), offered to acquire all of the shares of the Company's common stock not owned by such stockholders for $21 per share in cash (the "Proposal").

            As you know, we have engaged in discussions with representatives of the Special Committee of the Company's Board of Directors with respect to the Proposal. Based upon such discussions, we believe that it is unlikely that we will be able to reach an agreement as to the price per share to be paid to the Company's minority stockholders. Accordingly, we hereby withdraw the Proposal.

                              Very truly yours,

                              JOSEPH LITTLEJOHN & LEVY FUND II, L.P.
                              By: Joseph Littlejohn & Levy Associates II, L.P., Its General Partner


                              By:  /s/ Paul S. Levy
                                 -----------------------------------------------
                                 Paul S. Levy
                                 General Partner